[LETTERHEAD OF BRUCE DRAVIS]

August 22, 2008

United States Securities
and Exchange Commission
Division of Corporation Finance
Attn: Justin Dobbie, MS 4561
100 F Street, N.E.
Washington, DC 20549

Re: File No. 333-152151

Dear Mr. Dobbie:

        Central Valley Community Bancorp (the "Company") has filed its pre-effective Amendment No. 1 (the "Amendment") to its registration statement No. 333-152151 on Form S-4 ("Registration Statement") relating to the merger of the Company and Service 1st Bancorp ("Service 1st").

        In the Amendment, the Company has made revisions to address the comments in your July 28, 2008 letter regarding the Registration Statement (the "Letter"), as well as other revisions it has deemed appropriate. A marked copy of the Registration Statement showing the changes resulting from the Amendment will be provided to you to expedite your review.

        To assist your review, this letter contains details relating to revisions to the Company's disclosures that are reflected in the Amendment and how those disclosures are intended to respond to the Letter.

        Other capitalized terms used herein without definition are intended to have the meanings set forth in the Registration Statement.

Responses to Comments

        Numbering in this letter in response to comments in the Letter corresponds to the numbering in the comments in the Letter.

        1.     Discussion of consideration payable to shareholders of Service 1st has been revised to reflect that immediately payable cash is expected to be approximately $1.17 per share of Service 1st stock, and that an additional approximately $1.33 per share of Service 1st stock will be placed in the Escrow Fund. The Company has noted throughout the Registration Statement that for a taxpayer recognizing gain as a result of the merger, the aggregate $2.50 Per Share Cash Component of the merger consideration (including the fair market value of the future distributions of approximately $1.33 per share to be deposited into the Escrow Fund) is expected to be taxed at the shareholder's applicable capital gains tax rate, even though the cash portion that is in Escrow Fund will not be immediately distributed and may never be distributed.

        2.     The Company has identified the company as a smaller reporting company.

        3.     The Company has revised the registration fee calculation per rule 457(f)(1).

        4.     The specified language has been highlighted.

        5.     The Company has added the phrase "Subject to Completion" on the cover page of the prospectus. The Company expects to mail the prospectus on September 9, 2008 to shareholders of the Company and Service 1st, and would file the final prospectus at that time.

        6.     The Company has highlighted the dates by which security holders must request the information that is not delivered with the prospectus.

        7.     The Company has added the discussion of the comparative market value.

        8.     The term "Per Share Merger Consideration" has been defined at its first use. The Company has included disclosure that for purposes of purchasing the Service 1st common stock options, the Per

Share Stock Component will be valued at the average of the daily closing prices of Company common stock on the twenty (20) consecutive trading days ending on and including the date that is the later of (a) the date that is ten (10) business days before the closing date of the merger and (b) the date immediately following the date of approval of the merger by Service 1st shareholders at the Service 1st shareholders' meeting. The Company has also included disclosure regarding the portion of the option purchase price that will be paid into and subject to the Escrow Fund, which will be an amount determined by multiplying $3,500,000 by a fraction, the numerator of which will be the total number of in-the-money Service 1st Bancorp common stock options and the denominator of which will be the sum of non-dissenting shares plus the total number of in-the-money Service 1st Bancorp common stock options.

        9.     The Company has added discussion of the anticipated treatment of non-executive employees of Service 1st and its bank subsidiary.

        10.   The Company has included disclosure relating to executive officers in the calculations of shares held by management. The Company has included disclosure comparing the percentages of shares held by management of the Company and Service 1st to the respective shareholder approval percentages.

        11.   The Company has included disclosure in this risk factor regarding the percentage of the merger consideration represented by the Escrow Fund, and disclosed that none of the Escrow Fund monies are certain to be payable to Service 1st shareholders. The Company has provided additional detail relating to the litigation to which the Escrow Fund relates.

        12.   The Company has revised the disclosures relating to the timing and contacts between representatives of the Company and representatives of Service 1st.

        13.   The Company has revised the discussion to include additional detail to the decision process.

        14.   The Company has included disclosure relating to the factors relied upon by Service 1st and its advisors in evaluating that the proposal by the Company was the superior proposal.

        15.   The Company has discussed the process by which the Escrow Fund amount was established with respect to the Regent litigation. As the complaint was filed just prior to the time the merger agreement was signed, the litigation is in only preliminary stages. The disclosure notes that the potential exposure of the Company to an adverse outcome was considered in establishing the Escrow Fund, but no conclusions were formed as to the likely outcome of the litigation.

        16.   The Company has revised the disclosure to show how cash paid to Service 1st shareholders who hold dissenting shares could affect the merger consideration paid to non-dissenting Service 1st shareholders. The Company has provided one hypothetical payout to illustrate the impact of dissenting shares on the cash and stock available as merger consideration to the remaining non-dissenting Service 1st shareholders. The Company considered including additional examples but found the additional disclosures repetitive rather than illuminating

        The Company has highlighted on the cover page of the prospectus and in the summary section that adjustment to the cash and share components of merger consideration paid to Service 1st shareholders would result if there are dissenting shares.

        17.   The risk that the entire amount of the cash component of the merger consideration could be allocated to dissenting shares and to payments into the Escrow Fund, and that only stock merger consideration would be immediately payable to Service 1st shareholders, is set out in the Risk Factors section and in the disclosure relating to the consideration to be paid to Service 1st shareholders.

        18.   The litigation is in preliminary stages. The information provided is the most current information available.

        19.   The disclosures relating to dissenters rights have been revised to include the entirety of the referenced section of California law.

        20.   The Company and Service 1st have disclosed the nature and extent of prior relationships with their respective financial advisors.

        21.   The error in the originally disclosed formula has been corrected.

        22.   The error in the originally disclosed Index Change Ratio formula has been corrected.

        23.   The Company has provided disclosure in the "Summary" section regarding the Price Trigger Termination Right of each party. The Company has highlighted the fact that changes in the merger consideration resulting from the exercise by either company of the Price Trigger Termination Right would occur after the shareholders had voted on the transaction. Related disclosures have been made in the "Risk Factors" section.

        24.   The error in the original description of the revision to merger consideration has been corrected.

        25.   The information required by Rule 14a-5(e) with respect to both companies has been provided.

        26.   The disclosures have been revised to include all Exchange Act reports since December 31, 2007, and have clarified that the dates for each 8-K report reflect the date of filing.

        27.   The disclosure has been revised to include the undertakings required by Item 512(b) of Regulation S-K.

        28.   The undertaking required by Item 22(b) of Form S-4 has been included.

        29.   The exhibit has been revised and is filed with this Amendment.

        30.   The opinion has been revised.

Request for Acceleration of Effectiveness

        Assuming that the concerns raised in the Letter have been addressed and that no other issues have arisen, the Company expects to request an acceleration of the effectiveness of the Registration Statement to August 28, 2008, by separate letter following your review of the Amendment.

Very truly yours,

DOWNEY BRAND LLP

Bruce Dravis

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